[redacted]

BB 3/10

SEC
Mail Processing
Section

MAR 0 5 2010

Washington, DC
105

SECUR 10028529 SION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~66768~~

8-67068

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lynx Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10900 Wilshire Blvd., Suite 300
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nathan Johnson 310-696-4001
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Nathan Johnson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lynx Capital, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

MANAGING PARTNER

Title

Notary Public

RANDOLPH EDELMAN
Commission # 1863472
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2013

SEE ATTACHED CERTIFICATE AS OF 02-26-2011 RAE

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of Los Angeles)

On February 26, 2010 before me, Randolph Edelman, Notary Public
(insert name and title of the officer)

personally appeared Nathan R Johnson,
who proved to me on the basis of satisfactory evidence to be the person(~~s~~) whose name(~~s~~) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(~~ies~~), and that by his/~~her/their~~ signature(~~s~~) on the instrument the person(~~s~~), ~~or~~ the entity upon behalf of which the person(~~s~~) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

RANDOLPH EDELMAN
Commission # 1863472
Notary Public - California
Los Angeles County
My Comm. Expires Sep 30, 2013

Signature [signature] (Seal)

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Annual Audit Report
(Title or description of attached document)

For Broker Dealer
(Title or description of attached document continued)

Number of Pages 2 Document Date 12-31-2009

(Additional information)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

LYNX CAPITAL, LLC

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Members
Lynx Capital, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Lynx Capital, LLC, as of December 31, 2009 and related statements of operations, changes in members' equity and cash flows for the year then ended. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of Lynx Capital, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of Lynx Capital, LLC as of December 31, 2009 and the results of its operations, changes in members' equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2010

LYNX CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash	$ 12,158
Prepaid Fees	150
Total Assets	$ 12,308

Liabilities and Members' Equity

Liabilities	
Accounts Payable	$ 6,040
Total Liabilities	6,040
Members' Equity	
Members' equity	6,268
Total Liabilities and Members' Equity	$ 12,308

See accompanying notes to financial statements

LYNX CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

Revenue	
Fees income	$ 79,784
Total Revenues	79,784
Expenses	
Bank service changes	303
Management fees	12,000
Miscellaneous	101
Outside services	71,848
Professional fees	15,188
Regulatory fees	5,160
Total Expenses	104,600
(Loss) Before Taxes	(24,816)
State Income Tax	800
Net (Loss)	$(25,616)

See accompanying notes to financial statements

LYNX CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Members' Equity
Balance, December 31, 2008	$ 13,469
Capital contribution	18,415
Net (loss)	(25,616)
Balance, December 31, 2009	$ 6,268

See accompanying notes to financial statements

LYNX CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net (Loss) from Operations	$(25,616)
Prepaid Management Fees	5,000
Prepaid Fees	(150)
Income Tax Payable	(2,500)
Accounts Payable	4,790
Net Cash Used by Operating Activities	(18,476)
Cash Flows from Investing Activities:	--
Cash Flows from Financing Activities:	
Capital Contribution	18,415
Decrease in Cash	(61)
Cash: Beginning of the year	12,219
Cash: End of the year	$ 12,158

Interest Paid	$ 0
State Taxes Paid	$ 1,600

See accompanying notes to financial statements

LYNX CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

General
Lynx Capital, LLC, formerly GP Group, LLC (the "Company), was organized in the State of California on June 8, 2005. The Company operates as a registered broker-dealer in securities under the Securities and Exchange Act of 1934, and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC")

The Company is engaged in providing private placement of securities on a best effort basis and corporate finance and other investment banking advisory services. The company does not carry security accounts for customers and does not perform custodial functions relating to customer securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company receives fees in accordance with terms stipulated in its engagement contracts. Fees are recognized as earned.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company earns it revenue from stepping into securities business the affiliated company is not able to perform. The Company earns 100% of its revenues from this relationship.

The Company has an expense sharing agreement with its affiliated company. The agreement requires the Company to pay $1,000 per month to the affiliated company for office space and administration expenses. Also outlined in the agreement, salaries and other operating expenses will be reimbursed to the affiliated company when incurred. For the year ending December 31, 2009, the Company paid $12,000 in management fees to the affiliated company.

NOTE 4 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 5 - INCOME TAXES

The Company is treated as a partnership for federal tax purposes. All tax effects of the Company's income or loss are passed to the members. Therefore no federal tax provision has been provided. The Company is subject to the California limited liability company gross receipts fee for revenue over $250,000 and a minimum tax provision of $800. At December 31, 2009, the Company recorded the income tax of $800.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company is occasionally named as a defendant in various legal matters. Presently there are no such legal matters.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 8 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

LYNX CAPITAL, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Members' Equity	$ 6,268
Non Allowable Assets - Page 9	150
NET CAPITAL	$ 6,118

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 403
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
EXCESS CAPITAL	$ 1,118
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 5,514

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 6,040
Percentage of aggregate indebtedness to net capital	99%

RECONCILIATION

The following is a reconciliation at December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital computation	$ 6,118
Audit adjustments	0
Audited net capital computation	$ 6,118

See accompanying notes to financial statements

LYNX CAPITAL, LLC
NON-ALLOWABLE ASSETS
DECEMBER 31, 2009

NON-ALLOWABLE ASSETS

Prepaid fees	$ 150

HAIRCUTS	$ 0

See accompanying notes to financial statements

LYNX CAPITAL, LLC

SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3

AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

LYNX CAPITAL, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to Lynx Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

Part II
Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Members
Lynx Capital, LLC
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of Lynx Capital, LLC (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members
Lynx Capital, LLC
Los Angeles, California

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 25, 2010

Lynx Capital, LLC
10900 Wilshire Boulevard, Suite 300
Los Angeles, CA 90024

February 25, 2009

Joseph Yafeh, CPA
11300 W. Olympic Blvd., Suite 875
Los Angeles, CA 90064

Dear Mr. Yafeh:

We are providing this letter in connection with your audit of the financial condition of Lynx Capital, LLC as of December 31, 2009, and the related statements of income, retained earnings, and cash flows for the year ended December 31, 2009 for the purpose of determining whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Lynx Capital, LLC in conformity with U.S. generally accepted accounting principles. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with generally accepted accounting principles in the United States of America. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

We confirm, to the best of our knowledge and belief the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with U.S. generally accepted accounting principles.

2. We have made available to you all—
    a. Financial records and related data.
    b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of any uncorrected financial statement misstatements are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. Knowledge of any fraud or suspected fraud affecting the company involving—
    a. Management,
    b. Employees who have significant roles in internal control, or
    c. Others where the fraud could have a material effect on the financial statements.
    d. We have no knowledge of any allegations of fraud or suspected fraud affecting the company received in communications from employees, former employees, regulators, or others.

8. The company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

9. The following have been properly recorded or disclosed in the financial statements:
    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements, and guarantees.
    b. Guarantees, whether written or oral, under which the company is contingently liable.

10. There are no estimates that may be subject to a material change in the near term that have not been properly disclosed in the financial statements. We understand that *near term* means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements.

11. There are no:
    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with Statement of Financial Accounting Standards No. 5.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

12. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged.

13. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

14. Other

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustments to, or disclosure in, the financial statements.

Nathan Johnson
Lynx Capital, LLC

2/25/10
Date